EXHIBIT 99.1

REVIEW OF PINION DATA BY GOLD STANDARD CONFIRMS UPSIDE POTENTIAL

‘To date, this acquisition is proving to be everything we had hoped for’, CEO says

April 8, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) reported today on its ongoing evaluation of the extensive set of data obtained in its acquisition of the Pinion Project located immediately adjacent to its Railroad Project in the Carlin Trend of Nevada. The acquisition closed in early March (see news release of March 5, 2014).

Commenting on the review, Gold Standard President and CEO Jonathan Awde affirmed that the project data “is very complete and very high quality, which puts us well ahead of where we thought we would be at this stage in terms of our understanding of the Pinion deposit. The geological setting is very similar to Newmont’s Emigrant open-pit, heap-leach oxide gold deposit just a few miles to the north, as we had thought. The highly oxidized nature of the mineralized zones is evident. Historical drilling clearly did not find the limits of the deposit, either vertically or along strike. Gold Standard is the first company, in the Pinion Project’s history, to consolidate control of the deposit. To date, this acquisition is proving to be everything we had hoped for and more.”

A re-logging program is underway of core and cuttings from 385 Pinion drill holes. New, detailed logs are being created for 12 core holes and 373 reverse circulation (RC) holes to establish the geology of the deposit including the alteration types and structural features controlling the gold mineralization. Interpretation of the new drill logs is identifying areas of open-ended mineralization and new target zones. The re-logging will also provide the geological modeling required for resource estimation.

The 12 core holes totaling 822.9 meters have been re-logged in detail by Gold Standard. Preliminary observations include:

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The Pinion Deposit is characterized by a consistent and predictable sequence of geologic units from the Chainman to the Webb, Tripon Pass and Devil’s Gate formations. This should support a more predictive resource model and facilitate further successful exploration.

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Gold is hosted in multi-lithic collapse breccia developed along the Webb/Tripon/Devil’s Gate contacts.  Mineralization is associated with silicification, hematite, quartz stockworks and barite. This is a classic setting for successful, heap-leachable deposits on the Carlin Trend.

•	Historic drill holes demonstrate good continuity of collapse-breccia-hosted gold mineralization from hole to hole.

•	At least 25 historic RC holes ended in gold mineralization assaying greater than 0.343 grams per tonne (g Au/T) or 0.010 ounces per short ton (oz Au/st). Examples include:

Drill Hole	TD (m)	Intercept (m)	Thickness (m)	Grade (g AuT)
CPR-037	112.8	64.0-112.8	48.8	0.892
SB-97	181.4	150.9-181.4	30.5	1.097
TCT-023	42.7	7.6-42.7	35.1	1.989
TCX-025	85.4	61.0-85.4	24.4	2.229
*True widths are estimated at 85% of drilled thickness

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Six of the twelve core holes contained intervals of unsampled and unassayed core in zones of pervasive hydrothermal alteration.  For example, the intitial sample taken within the middle of an oxidized, clay-silica altered breccia intercept returned 1.030 gAu/T (the entire interval returned 44.2m of 0.754 gAu/T).  All unsampled intervals of core from these six holes have now been submitted for gold fire assay.

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Four holes (SB-131, SB-132, SB-136, and SB-137) on the southern extent of the historic drilling contain multiple zones of altered quartz porphyry intrusions.  As illustrated at the North Bullion and Bald Mountain Targets, igneous dikes/sills are closely associated with gold mineralization.  The alignment of these Pinion drill holes, combined with altered igneous subcrop northeast of SB-136, point to a previously unrecognized west-northwest trending structural corridor which is a common feature of Carlin deposits.  SB-136 intersected 102.1m of 1.372 gAu/t from 176.8-278.9m, including a higher grade interval of 33.5m of 2.68 gAu/st from 176.8-210.3m.  This intercept ended in mineralization and the zone intersected appears open in several directions.

The Company’s technical team is currently working towards confirming historical drill hole locations, assessing the requirement for infill holes, verifying other areas of gold mineralization identified by previous operators and determining the most prospective targets where the known mineralization remains open. The aim is to plan a drill program which has two objectives: 1) to complete sufficient drilling to confirm the historical drilling, leading to a modern resource estimate to the standards of NI 43-101 and, 2) to test the potential for expansion of the known limits of mineralization. The company anticipates that drilling will commence early in May, 2014 (subject to weather and other factors).

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

History of Pinion;

 The Pinion Deposit was discovered in two parts; the portion in section 22, controlled by unpatented mining claims and BLM surface management, was initially drilled by Amoco Minerals Company in 1981, followed by Freeport in 1983, and Teck in 1986. The portion in section 27, controlled by private fee minerals and surface ownership, known as the South Bullion was found by Newmont in 1998. From that time forward, the mineral and surface rights covering the Pinion Deposit have remained dispersed among various mining companies and ranching families consisting of an ever increasing numbers of individual heirs controlling the ownership rights required to work on the collective Pinion deposit project. Various attempts to consolidate ownership failed, making coherent exploration and development impossible until the consolidation finally accomplished last month by Gold Standard.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard plans on announcing its initial NI 43-101 for both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com